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                           January 7, 2021

       Marc Stad
       Chief Executive Officer
       Dragoneer Growth Opportunities Alpha Corp.
       One Letterman Drive
       Building D, Suite M500
       San Francisco, CA 94129

                                                        Re: Dragoneer Growth
Opportunities Alpha Corp.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted December
31, 2020
                                                            CIK No. 0001827076

       Dear Mr. Stad:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted December 31, 2020

       Use of Proceeds, page 76

   1. Your total estimated offering costs do not sum up to $1,000,000. Please revise as necessary.
Additionally, either remove the brackets around the    Director and Officer
                                                        liability insurance
premiums    amounts or disclose what these amounts represent and why
                                                        they are reflected in
this presentation.
 Marc Stad
Dragoneer Growth Opportunities Alpha Corp.
January 7, 2021
Page 2

        You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at
(202) 551-3584 with
any other questions.



                                                          Sincerely,
FirstName LastNameMarc Stad
                                                    Division of Corporation
Finance
Comapany NameDragoneer Growth Opportunities Alpha Corp.
                                                    Office of Energy &
Transportation
January 7, 2021 Page 2
cc:       Christopher J. Capuzzi
FirstName LastName